

February 14, 2012

Todd R. Fry
Chief Financial Officer
Champion Industries, Inc.
2450 First Avenue
P.O. Box 2968
Huntington, West Virginia 25728

  Re: **Champion Industries, Inc.**
     Form 10-K for the year ended October 31, 2011
     Filed January 30, 2012
     File No. 000-21084

Dear Mr. Fry:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies Involving Significant Estimates, page 29

1. We note your detailed discussion of asset impairment, including the involvement of your audit committee as well as your full board of directors in reviewing the disclosure related to your estimates in this regard. Please tell us whether your audit committee and/or full board of directors were similarly involved with respect to the estimates related to the requirement (set forth in ASC 740-10-30-16) to reduce the measurement of deferred tax assets not expected to be realized. If so, please add appropriate disclosure to your MD&A.

Item 8 – Financial Statements and Supplementary Data

Statement of Cash Flows, page F-8

2. We note the disclosure on page F-18 that your non-cash activities included the purchase of property and equipment financed by a bank. Please tell us why you have considered these transactions as non-cash items, as opposed to including the purchase amount as a use of cash in investing activities and the proceeds from the financing arrangement as a source of cash in financing activities. Specifically address whether the bank that financed these transactions was also the seller of the related property and equipment.

Note 5 – Income Taxes, page F-20

3. We note that your net deferred tax asset of $11,758,267 represents over 14% of your total assets at October 31, 2011. In this regard, please tell us the principal assumptions underlying the calculation of your valuation allowance for deferred tax assets not expected to be realized. Include a discussion of the positive and negative evidence that you considered. See ASC 740-10-30-21 and 22 for examples of such evidence. Also, tell us how these assumptions compare to the assumptions used when you calculated the amount of impairment of goodwill and other intangible assets that you recognized in the fourth quarter of fiscal 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief